UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 000-55899

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

(Exact Name of Registrant as Specified in Its Charter)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Alcaldía Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

TABLE OF CONTENTS

ITEM
1.	Press Release titled “Banco Santander México announces organizational changes”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER MÉXICO, S.A., INSTITUCIÓN DE BANCA MÚLTIPLE, GRUPO FINANCIERO SANTANDER MÉXICO

By:	/s/ Hector Chávez Lopez
	Name:	Hector Chávez Lopez
	Title:	Executive Director of Investor Relations

Date: December 22, 2022

Item 1

BANCO SANTANDER MÉXICO ANNOUNCES ORGANIZATIONAL CHANGES

Mexico City, Mexico, December 22, 2022 – Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (BMV: BSMX; NYSE: BSMX) (“Banco Santander Mexico” or the “Bank”), one of the leading banks in Mexico, announced today the appointments of Silvina Criado as Chief Financial Officer (CFO) and Pablo Agote Alique as Chief Audit Executive (CAE), subject to the applicable authorizations.

Ms. Silvina Criado joined the Bank nine years ago, and has held many positions in the Capital division, the most recent of which was her role as Executive Director of Capital. She received a degree in Actuarial Sciences in Economics from the Universidad de Buenos Aires in Argentina. Previously, she worked in Management Solutions as a director responsible for risk and process management, working in different countries such as Argentina, Brazil, Mexico, Spain and other Latam countries. She also worked for the Ministry of Economy of the Argentine Republic and the Superintendency of Insurance of the Argentine Republic. Silvina is the first woman to serve as CFO for one of the largest Banks in the country, and she will be reporting to Mr. Didier Mena, Vice President of Administration and Finance.

Mr. Pablo Agote Alique was appointed as CAE in the Executive Division of Internal Audit. Mr. Agote has a degree in Economic Sciences and Business Administration from the Universidad Complutense de Madrid, he has a 26-year career at Grupo Santander (Spain) where he began his career in Internal Audit working in different countries and has held many positions, the most recent of which was his role as Director of Internal Control for Banco Santander España.

Mr. Agote will replace Mr. Juan Ramón Jiménez Lorenzo, who had been serving in such position, and whom, after eight years in Mexico, will assume new roles within Grupo Santander.

ABOUT BANCO SANTANDER MÉXICO (NYSE: BSMX; BMV: BSMX)

Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (Banco Santander México), one of Mexico’s leading banking institutions, provides a wide range of financial and related services, including retail and commercial banking, financial advisory and other related investment activities. Banco Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of September 30, 2022, Banco Santander México had total assets of Ps.1,932 billion under Mexican Banking GAAP and more than 20.8 million customers. Headquartered in Mexico City, the Bank operates 1,344 branches and offices nationwide and has a total of 26,069 employees.

Investor Relations Contact

Héctor Chávez López - Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx

Material Fact
Banco Santander México